Exhibit 99.1
PRESS RELEASE
SIFY Reports US GAAP Results For The Quarter Ended 30th September 2005
Q2 Revenues Grow 36% Year-Over-Year To $26.7 Million
     Leadership position in IP VPN reaffirmed, strong growth in Portals, Broadband and Internet telephony
     Chennai, India, Tuesday, 25th October 2005: Sify Limited (Nasdaq National Market: SIFY), India’s premier Internet, network and e-Commerce Services Company, announced today its consolidated US GAAP results for the quarter ended September 30th 2005.
     Performance highlights:
•	Sify reported revenues of $26.7 million for the second quarter, 36% higher than in the quarter ended 30th September 2004. The sequential growth in revenues over the previous quarter was 15%.
•	Sify’s cash profit (in adjusted EBITDA terms) for the quarter was $1.23 million compared to $ 0.34 million in the preceding quarter. See below for a reconciliation of Adjusted EBITDA to our U.S. GAAP operating results.
•	Sify’s net loss for the quarter was $1.40 million, 37% lower than the net loss for the previous quarter of $ 2.23 million.
•	Sify ended the quarter with a cash balance of $26 million after Capex of about $4 million during the quarter.
     Mr. R Ramaraj, Managing Director and CEO, said, “We have made significant investments for growth in the past three quarters in capex, marketing, manpower, and enhanced availability of bandwidth to create redundancy. We are pleased to report strong revenue growth in our corporate, broadband, and portal businesses resulting from such investments. This quarter has also seen significant improvement in Adjusted EBITDA as we continue to focus on realizing net profitability.”
     Mr. George Zacharias, President & COO, said, “Our Portal revenues grew 22% sequentially, led by our fast growing broadband content portal www.Sifymax.in, while corporate revenues grew 16%. Sify’s presence in Broadband, Internet telephony, and Games continues to improve. Sify continues to be a clear leader in the Indian IP VPN market according to Frost & Sullivan. Our Adjusted EBITDA this quarter increased by nearly US$ 1 million, compared to the previous quarter.”

Summarised Results: (In $ million, all translated at $1 = Rs. 43.94)

	Quarter ended		Quarter ended	Year ended
	30-Sept.		30-Jun	31-Mar

Description	2005	2004	2005	2005

Corporate services	14.52	10.88	12.53	46.05
Retail Internet access	10.39	7.73	9.41	31.97
Interactive services	0.93	0.56	0.76	2.35
Others	0.85	0.42	0.54	1.87

Sales revenue	26.69	19.59	23.24	82.24

Adjusted EBITDA (1)	1.23	1.74	0.34	5.13
Reconciliation items:
Depreciation & amortization	(2.63)	(3.24)	(2.80)	(12.91)
Below EBITDA share for Affiliates	(0.18)	(0.15)	(0.14)	(0.73)
Profit — business / assets sold	0.00	0.36	0.00	0.36
Net interest	0.17	0.25	0.37	1.16

Net income / (loss) (1)	(1.40)	(1.05)	(2.23)	(7.00)

(1) Adjusted EBITDA represents net income (loss) before interest, income tax, depreciation and amortization, impairment of intangible assets, and results involving discontinued operations or non-operating assets. Please see “Non-GAAP Financial Information” below.
     Consumer Services overview:
     Consumer business accounted for 42.4% of revenues during the quarter.
     Interactive services:
•	The revenues of this division grew by more than 22% on a sequential basis and by over 66% from the same quarter of last year, driven largely by mobile content and broadband content revenues.
•	Sifymax.in (http://www.sifymax.in) consolidated its position as India’s leading broadband website with almost 50,000 hours of audio-visual content across genres like news, cinema, sports, humor, Internet radio and many more.

•	Sifymax also acquired exclusive broadband rights for two new reality shows. These are Zee TV’s ‘Sa Re Ga Ma Pa Challenge 2005’, a music based reality show, and the third edition of MTV’s Roadies, an adventure reality show.
•	The education channel launched online courses for the CBSE syllabus, in partnership with e-gurucool, a division of NIIT, India’s leading learning solutions company. The lessons are available for Mathematics & Science for standard IX through XII. The lessons supplement course content with interactive exercises, simulated tests and expert help.
•	Sify.com’s mobile service using the 4545 short code continues to grow and added mobile games in the quarter.
•	New advertisers include ABN Amro, Bajaj Avenger, Cornell University, Dell Computers, Mahindra Scorpio, Pepsi, Tata Indigo and the India launch of Makemytrip.com
     Retail Internet Access:
     The retail Internet access revenue breakdown for the quarter was:

Internet access at home through high speed / broadband.	12.4%
Internet access at “iWay” cybercafes / Internet telephony	23.6%
Internet access through dial up.	2.8%
     Highlights of the quarter:
•	iWay cyber-cafes increased in number to 2,900, of which 34 are owned by Sify and the rest franchised, with the service being extended to 132 cities and towns. Online games at iWays and Gamedromes have shown strong growth with more than 100,000 hours of games played during a month.
•	Internet telephony usage grew by about 28% over the previous quarter, with strong revenue growths witnessed in revenues from the Internet Telephony Booths (ITBs). More than 1,000 ITBs have been signed up. The service is now being extended to corporates in the ITES segment as well.
•	Subscribers to Sify’s high speed / broadband Internet access to homes grew to around 125,000 with the service expanded to 73 cities.
     Corporate Services overview:
     Corporate Services accounted for 54.4% of revenues during the quarter.
     New Business wins:
•	The Frost and Sullivan Market Leadership Award for IP VPNs in India was awarded again to us. This award has validated Sify’s leadership in the Network Services market in India over the last three years. During the quarter Sify had significant new wins and repeat business from many customers for corporate connectivity services.
•	A significant development for Sify’s Hosting Services was the winning of a large, international order for managing a highly clustered environment with high availability and high security with a very high level of redundancy. Sify Hosting is providing both the primary and the disaster recovery environment for this international client. Other key wins included DSP Merrill Lynch, Jindal Photo and Hi tech Gears.

•	Sify’s Application Services registered significant wins in integrated services around Document Management Systems. Other notable new business gains included a multilingual Sales Force Automation system for Plethico, an online content management system for Oxford University Press integrating their backend ERP package and a web portal, and an alumni portal and integrated messaging platform for XLRI, one of the top Indian management institutes.
•	SifyAssure commenced a detailed Risk Assessment for a large Telco in the Middle East, post the high level Risk Assessment carried out by Sify two quarters ago. This assessment is expected to be completed in the next 6 quarters. SifyAssure also won the Information System and Application audit for the Core Banking System for the State Bank of Mauritius and a vulnerability assessment and penetration audit for a central bank in the Middle East. Key wins in India included orders from ICICI Bank, Godrej Infotech, Apollo Health Street and an Audit service for the National Housing Bank.
•	Sify’s subsidiary, Safescrypt expanded its portfolio of services to offer comprehensive data security solutions to the Indian Market, through alliances with Safeboot, Swivel, E-Lock, & Seclore. This division has also developed an innovative solution for companies to migrate from issuing paper based Purchase orders to Digitally Signed Purchase Orders.
•	Forum, Sify’s supply chain management solution, deployed a Sales Portal for the first time to a food product major. Forum finalised a marketing alliance with Intel, for bundling Forum with Intel-powered PCs targeting the retail sector.
     Update on Refco — Sify:
     Sify owns a 30% minority interest in Refco Sify Securities India Pvt Ltd (Refco Sify), a joint venture with the Refco Group USA. Refco Sify is a distinct legal entity in India and has not commenced any insolvency proceedings. We do not manage this unit.
     While assessing the impact of the recent developments involving the Refco Group USA, the market regulators in India had initially required Refco Sify not to take additional exposures. Subsequently, the regulatory authorities lifted all restrictions and permitted Refco Sify to resume its operations as usual in the Commodity Exchanges from October 19, 2005 and on the Stock Exchanges from October 20, 2005. Refco Sify is a financially independent brokerage firm with appropriate safeguards for clients’ funds.
     About Sify:
     Sify is among the largest Internet, network and e-Commerce services companies in India, offering end-to-end solutions with a comprehensive range of products delivered over a common Internet backbone infrastructure. This Internet backbone reaches 146 cities and towns in India. A significant part of the company’s revenue is derived from Corporate Services, which include corporate connectivity, network and communications solutions, security, network management services and hosting. A host of blue chip customers use Sify’s corporate service offerings. Consumer services include broadband home access, dial up connectivity and the iWay cyber café chain across 132 cities and towns. The company’s network services, data center operations and customer relationship management are accredited ISO 9001:2000.
     For more information about Sify, visit www.sifycorp.com.
     Non-GAAP Financial Information
     Our presentation of financial information above includes a presentation of Adjusted EBITDA. Adjusted EBITDA is neither an Indian GAAP measure nor a U.S. GAAP measure and should not be considered in isolation or as an alternative to net income as an indicator of operating performance or as an alternative to cash flow as a measure of liquidity. Our presentation above also includes a reconciliation of Adjusted EBITDA to net income/(loss), which we believe to be the most comparable financial measure under U.S. GAAP. Adjusted EBITDA is presented because it is a basis upon which our management assesses our financial performance and because we believe some investors find it to be a useful tool for measuring a company’s financial performance and ability to fund operating obligations and capital expenditures. Investors evaluating our financial performance or analyzing our discounted cash flows based on Adjusted EBITDA should consider financing activities and non-recurring charges that are not included in the calculation. Also for the fiscal year ended March 31, 2005, and the quarter ended September 30, 2004, Adjusted EBITDA excludes a gain on sale of land held for development ($ 0.36 million). While EBITDA or derivations thereof are frequently reported by many companies as a supplemental measure of operations, it is not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the method of calculation.
     Forward Looking Statements:
     This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Sify undertakes no duty to update any forward-looking statements.
     For a discussion of the risks associated with Sify’s business, please see the discussion under the caption “Risks Related to Our Business” in the company’s report on Form 6-K for the quarter ended June 30, 2005 which has been filed with the United States Securities and Exchange Commission and is available by accessing the database maintained by the SEC at www.sec.gov.
For further information please contact:

Mr. David Appasamy	Truc Nguyen
Investor Relations	Investor Relations
Sify Limited	The Global Consulting Group
91-44-2254 0770 Ext. 2013	646-284-9418
Email: david_appasamy@sifycorp.com	Email: tnguyen@hfgcg.com